SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 000-21978

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1
Futuremedia PLC (“Futuremedia”) announces completion of up to $5 million private placement equity financing (the “$5 Million Private Placement”), conducted in accordance with Rule 903 of Regulation S, promulgated under the United States Securities Act of 1933, as amended.

Exhibit 2	Subscription Agreement dated October 24, 2006 in connection with the $5 Million Private Placement.

Exhibit 3	Warrant to purchase 80,000,000 Shares issued on October 24, 2006 in connection with the $5 Million Private Placement.

Exhibit 4	Consent of Cornell Capital Partners, LP (“Cornell”) dated October 24, 2006 in connection with the $5 Million Private Placement.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public limited company

By: /s/ Leonard M. Fertig
       Leonard M. Fertig
       Chief Executive Officer

Date: October 25, 2006

Exhibit 1

FUTUREMEDIA ANNOUNCES COMPLETION OF UP TO $5 MILLION
PRIVATE PLACEMENT EQUITY FINANCING

-Fully Funds Capital Needs to Reach Cash Positive Operations-
-Confirms Guidance for Positive EBITDA in Fiscal Year 2007-

Brighton, England - October 25, 2006 - Futuremedia plc (NasdaqCM: FMDAY), a leading learning and communications company, today announced that it concluded an equity private placement of up to $5 million with a corporate investor to provide funding for its continued operations until the Company reaches cash positive operations by the first calendar quarter of 2007 as expected (the Company’s third financial quarter of fiscal year 2007).

The Company also reconfirmed its previously announced guidance for its fiscal year ending June 30, 2007 of EBITDA between GBP 1.0 to 1.5 million ($1.8 to $2.7 million) on revenues of GBP 18 to 20 million ($33 to $36 million).

Leonard M. Fertig, Chief Executive Officer of Futuremedia commented “With this financing Futuremedia is able to put the difficulties of the past year behind us and move forward as a profitable and cash generating business. With a rapidly growing business and our focus on cost controls, we expect to achieve consistent yearly growth and expanding operating margins which we expect to translate into increased shareholder value.”

“In March 2006, the Company was on the verge of completing a remarkable turnaround after years of losses. However, this was ended by the unexpected termination of HCI in April, which eliminated about 90% of the Company’s revenues. In the last six months Futuremedia has fought its way back by cutting costs, acquiring two profitable businesses, preserving its listing on the Nasdaq Capital Market, and paying off significant debt. With this new equity financing we are now prepared to move into operating profitability and cash self-sufficiency in early 2007.”

“Going forward our focus will be on two of the fastest developing segments of the communications industry; online communities and face-to-face experiential marketing. Our learning and communications businesses are expanding, and we are actively pursuing new revenue opportunities. As we enter the last quarter of calendar 2006 we have right sized and refocused our company, and we are in a strong position to capitalize on the growth of our industry.”

The investment comprises an initial payment to the Company of $3 million in exchange for 20 million ADSs at a price of $0.15 per share and warrants giving the investor the right to purchase a further 80 million ADSs at $0.025 per share for an additional $2 million. The warrants are exercisable for one year.

The use of the proceeds will be to fund remaining HCI obligations due to the UK Government’s decision to terminate the program last April, remaining expenses connected to the acquisitions of ebc and Button, and to pay down a portion of the convertible debt owed to Cornell Capital.

This press release contains certain forward-looking non-US GAAP financial measures (as defined by SEC Regulation G). EBITDA is earnings before interest, taxes, depreciation and amortization, and is not a financial measure presented in accordance with US GAAP. The Company believes that it is helpful to highlight for investors its current results and future expectations regarding its results on an EBITDA basis. Management believes EBITDA provides an indicative measure of the Company’s operating performance, and will limit its earnings guidance to revenues and EBITDA. As the Company’s EBITDA is not a financial measure presented in accordance with US GAAP, when analyzing the Company’s operating performance investors should not consider EBITDA in isolation or as a substitute for other financial measures presented in accordance with US GAAP. Moreover, the Company’s EBITDA is not necessarily comparable to other similar measures reported by other companies. Due to the complexity of non-cash accounting charges connected with financing and the accounting for the possible amortization of intangible assets in connection with our recent acquisitions, it is not practicable at this time to reconcile the non-US GAAP financial measures in this press release to the most comparable US GAAP measure.

About Futuremedia:
Futuremedia plc is a global media company providing online education, e-marketing and communications services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, we help our clients to communicate their values, product and brand information to employees, customers and industry, and we believe that education, or learning, is a key component in the communication mix. Futuremedia divisions include Futuremedia Learning, Open Training, ebc, and Button Communications. For more information, visit www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company’s future financial condition and performance and the expected benefits of additional financing arrangements (including the financing arrangements described in this release). Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to operate profitably and generate cash in the future; risks associated with financing arrangements such as the financing described in this release (including risks that the terms of such financing could result in substantial dilution to shareholders); risks associated with acquisitions such as the ebc and Button acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks associated with the Company's ability to develop and successfully market new services and products; risks associated with rapid growth; the Company’s ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

# # #

Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com

Exhibit 2

FUTUREMEDIA PLC - SUBSCRIPTION AGREEMENT

LEGAL DISCLAIMER AND IMPORTANT LEGAL NOTICE

This document is being solely issued to and directed at:

(a)
persons having professional experience in matters relating to investments and who are investment professionals specified in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”);

(b)	persons self-certified as “high net worth” individuals within the meaning of Article 48(2) of the Order;

(c)	“high net worth” companies to which Article 49(2) of the Order applies;

(d)	unincorporated associations and partnerships which have net assets of not less than £5 million to which Article 49(e) of the Order apply;

(e)	trustees of high value trusts within the meaning of Article 49(6) of the Order;

(f)	persons certified as sophisticated investors within the meaning of Article 50 of the Order;

(g)	persons self-certified as sophisticated investors within the meaning of Article 50A of the Order;

(h)	existing shareholders of the Company falling within Article 43 of the Order; and

(i)	certain persons outside of the United Kingdom to which Article 12 of the Order applies.

This document is exempt from the general restriction on the communication of invitations or inducements to enter into investment activity as would otherwise be required by Section 21 of the Financial Services and Markets Act 2000.

Neither this document, nor its contents, has been approved by an authorised person within the meaning of the Financial Services and Markets Act 2000. Reliance on this document for the purpose of engaging in any investment activity may expose an individual to a significant risk of losing all of the property or other assets invested.

Any investment activity to which this document relates, is available to, and will only be engaged with, those persons described in (a) to (i) above.

It is a condition of your receiving this document that:-

(i)	you fall within, and you warrant to the Company that you fall within, one of the categories of persons described in (a) to (i) above; and

(ii)	if you fall within category (b), it is an condition of your receiving this document that:

(A)	you are a person who has a current certificate of high net worth; and

(B)	that within the last 12 months you have signed a statement in the terms set out at Part 1 of Schedule 5 of the Order; or

(iii)	if you fall within category (f) above, it is a condition of your receiving this document that:

(A)
you are a person who has a current sophisticated investor certificate, signed by an authorised person and dated no earlier than 36 months proceeding the date of receipt of this document, confirming that, in the opinion of such person, you are sufficiently knowledgeable to understand the risks associated with an investment in shares in Nasdaq listed companies; and

(B)	that within the last 12 months you have signed a statement in the terms set out in Article 50(1)(b) of the Order; or

(iv)	if you fall with category (g), it is a condition of your receiving this document that:

(A)	you are a self-certified sophisticated investor; and

(B)	that within the last 12 months you have signed a statement in the terms set out at Part 2 of Schedule 5 of the Order.

If you do not fall within any of the above categories you must not rely on this document and you will not be permitted to invest in the Company. You must return the document and accompanying documentation to the Company.

If you are in any doubt about the content of this document and/or any action you should take, you are strongly recommended to seek your own independent financial advice immediately from your stockbroker, solicitor, accountant, independent financial advisor or other properly qualified and authorised professional advisor who specialises in investing in investments in shares.

This document is not intended to be distributed or passed on, directly or indirectly to any person other than the recipient. It is being supplied to you solely for your information and may not be reproduced, forwarded to any other person or published, in whole or in part, for any other purpose.

Neither this document nor any copies of it, may be taken or transmitted into the United States, Canada, Australia, the Republic of Ireland, South Africa or Japan or into any jurisdiction where it would be unlawful to do so. Any failure to comply with this restriction, may constitute a violation of relevant local securities laws.

THE SECURITIES TO WHICH THIS DOCUMENT RELATES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND ARE BEING OFFERED ONLY OUTSIDE THE UNITED STATES IN OFFSHORE TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IN RELIANCE ON REGULATION S THEREUNDER. SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR IN A TRANSACTION NOT SUBJECT TO SUCH REQUIREMENTS.

CONFIDENTIALITY STATEMENT

By accepting a copy of this document, the recipient acknowledges and agrees that it is receiving confidential information that has not been made available to the public. It agrees that it will not disclose, reproduce, circulate, or otherwise make known to any other person the information contained herein, without the prior written consent of the Company.

Futuremedia PLC
Nile House
Nile Street
Brighton BN1 1HW

Gentlemen:

The undersigned understands that the Company is hereby making an offer (the “Offer”) of its Ordinary Shares, 1-1/9 pence per share, of the Company (the “Shares”) at a purchase price of $0.15 per Share, together with warrants to purchase 80,000,000 Shares at an exercise price of $0.025 (the “Warrants”). The Shares and the Warrants together are referred to herein as the “Securities”.

The Offer will expire on October 23, 2006 unless extended by the Company, in its sole discretion (the “Expiration Date”).

1. Subscription. Subject to the terms and conditions of this Agreement, the undersigned hereby subscribes for the aggregate number of Securities set forth on the signature page of this Agreement. Payment of the Aggregate Purchase Price set forth on the signature page is required at the time of delivery of this Agreement to the Company (or at such late time as the Company may agree). The undersigned acknowledges that, in order to subscribe, the undersigned must deliver, to the Company, prior to the Expiration Date, one executed copy of this Agreement. Prior to purchase of the Securities, the undersigned shall have received an opinion of counsel from Brown Rudnick in a form reasonably satisfactory to the undersigned.

2. Risk Factors. The undersigned acknowledges and is aware that an investment in the Company involves a substantial degree of risk and should be regarded as highly speculative. As a result, the subscription for Securities should be considered only if the undersigned can reasonably afford a loss of its entire investment. The undersigned should carefully consider, among other things, the risk factors set out in (a) the Company’s Annual Report on Form 20-F (the “20-F”) for the year-ended April 30, 2005 and (b) the prospectus relating to the F-3 Registration Statement (No. 333-131314) filed on behalf of Cornell Capital Partners, LP, in each case as filed with the U.S. Securities and Exchange Commission (“SEC”).

3. Acceptance of Subscription. It is understood and agreed that this Agreement is subject to the following terms and conditions:

(a) Investments are not binding on the Company until accepted by the Company.

(b) The undersigned hereby intends that his/her/its signature hereon shall constitute an irrevocable subscription to the Company for the aggregate amount of Securities described herein.

4. American Depositary Receipts. The Company's American Depositary Shares ("ADSs") trade on the Nasdaq SmallCap Market under the symbol FMDAY. Each ADS represents the right to receive one Ordinary Share of the Company. ADSs are evidenced by American Depositary Receipts ("ADRs"). ADSs evidenced by ADRs are issued by the Bank of New York as Depositary (the "Depositary") of the Company's ADR facility in accordance with the terms of a deposit agreement between the Company and the Depositary. The Company shall promptly amend the deposit agreement with the Depositary to include the Shares and Ordinary Shares underlying the Warrants (the “Warrant Shares”) as ADSs, secure the listing or quotation of ADSs representing the Shares and the Warrant Shares upon each national securities exchange, automated quotation system or other market, if any, upon which ADSs or Ordinary Shares are listed or quoted (subject to official notice of issuance) and shall use its commercially reasonable efforts to maintain, so long as any other ADSs or Ordinary Shares shall be so listed, such listing of all Shares and Warrant Shares from time to time issuable under the terms of this Agreement and/or to take all reasonably necessary action to deliver to the undersigned ADRs evidencing such ADSs. The Company shall bear all costs and expenses in connection with the issuance of ADRs to the undersigned in connection with its investment in the Securities.

5. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to the Company as follows:

(a) The undersigned (i) has adequate means of providing for its current needs and possible contingencies, and it has no need for liquidity of its investment in the Company; (ii) has such knowledge and experience in financial matters that the undersigned is capable of evaluating the relative risks and merits of this investment; and (iii) understands that an investment in the Shares is highly speculative and is able financially to bear the risk of losing its entire investment.

(b) The address set forth on the signature page of this Agreement is its true and correct business address, and it has no present intention of changing its business location or residence (as applicable) to any other jurisdiction.

(c) The undersigned has received and read and represents that it is familiar with this Agreement.

(d) The undersigned, and its representatives, if any, have received and reviewed copies of the following documents:

(i) the Company's Annual Report on Form 20-F for the fiscal year ended April 30, 2005; and

(ii) the Company’s press releases distributed since April 30, 2005; and

(iii) the Company’s filings with the SEC since April 30, 2005, including without limitation all filings on Form 6-k.

The undersigned acknowledges that it has reviewed the foregoing information. It further acknowledges that it has had the opportunity to ask representatives of the Company questions about the Company's business and financial condition and that it has obtained such information as it has requested to the extent it has deemed necessary to permit it to fully evaluate the merits and risks of its investment in the Company. Further, the undersigned has consulted with such other of its investment and/or accounting and/or legal and/or tax advisors as it has deemed necessary and appropriate in making its decision to subscribe for the Shares.

(e) If the undersigned is a corporation, partnership, trust, or other entity, (i) it is authorised and qualified to become a shareholder of, and authorised to make its investment in, the Company; (ii) it has not been formed for the purpose of making an investment in the Company; and (iii) the person signing this Agreement on behalf of such entity has been duly authorised by such entity to do so.

(f) The undersigned is not relying on the Company or any representation contained herein or in the documents referred to herein with respect to the tax and economic effect of its investment in the Company.

(g) The undersigned understands (i) that it is the Company’s intent that all communications and other activities relating to this Agreement and the transactions contemplated hereby are being carried out in compliance with the Financial Services and Markets Act 2000 (“FSMA”) and related secondary legislation, including without limitation the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “FPO”) and (ii) that the Company is relying certain exemptions in the FPO. The undersigned falls within one of the exemptions provided in the FPO and, if either a High Net Worth Individual or a Sophisticated Investor, has provided the Company with such certificates as are required under the FPO in connection therewith.

(h) The undersigned understands that, except as provided herein, the Shares have not been and not expected to be registered under the United States Securities Act of 1933, as amended (the "Act"). The Shares are being offered and sold in an “offshore transaction” outside the United States in accordance with Rule 903 of Regulation S ("Regulation S"), promulgated under the Act. The transferability of the Shares is restricted as provided herein.

(i) At the time the offer to subscribe for the Shares was made, the undersigned and all beneficial owners or subscribers for the Shares hereunder were outside of the United States of America or any other jurisdiction where such offer would be prohibited. The undersigned further represents that the undersigned and all such beneficial owners did not receive any offering documents, with respect to the Shares, in the United States of America or any other jurisdiction where such receipt of same would be prohibited.

(j) The Shares for which the undersigned hereby subscribes are being acquired solely for its own account or for the account of beneficial owners that the undersigned represents, and are not being purchased with a view to or for distribution. It has no present plans to enter into any such contract, undertaking, agreement or arrangement. In order to induce the Company to issue the Shares subscribed for hereby to the undersigned, it is agreed that the Company will have no obligation to recognise the ownership, beneficial or otherwise, of such Shares by anyone but the undersigned and the beneficial owners that the undersigned represents.

(k) The undersigned understands that Shares may be not transferred, sold, assigned, hypothecated or otherwise disposed of, except: (a)(i) pursuant to a registration statement, filed with and declared effective by the SEC, (ii) in an offshore transaction in compliance with Regulation S or (iii) pursuant to another available exemption from the registration requirements under the Act upon the delivery of an opinion of counsel, certification and/or other information satisfactory to the Company and (b) in compliance with all other applicable laws.

(l) The undersigned agrees that, in order to ensure compliance with applicable securities laws, the certificates or ADRs evidencing any Shares will be held in escrow by the Company for a period of 40 days following the date of receipt by the Company of payment in full for all Shares purchased hereunder (the “Restricted Period”). The undersigned agrees not to sell, grant options over, transfer, charge, pledge, hypothecate or otherwise dispose of the Shares during the Restricted Period. The undersigned further agrees not to engage in any hedging transactions or short sales with respect to the Shares during the Restricted Period.

The foregoing representations and warranties are true and accurate as of the date of delivery of this Agreement to the Company and shall survive such delivery. If in any respect such representations and warranties shall not be true and accurate prior to acceptance of this subscription by the Company, the undersigned shall give written notice of such fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefor.

6. Representations and Warranties of the Company. The Company hereby represents and warrants to the undersigned that, except as set forth in the SEC Documents (as defined herein):

(a)  Organization and Qualification. The Company and its subsidiaries are corporations duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power to own their properties and to carry on their business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries taken as a whole.

(b)  Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement, the Warrants and any related agreements (collectively the “Transaction Documents”) and to issue the Shares and the Warrants Shares in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Securities and the reservation for issuance and the issuance of the Warrants Shares issuable upon exercise of the Warrants, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders, (iii) the Transaction Documents have been duly executed and delivered by the Company, (iv) the Transaction Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

(c)  Capitalization. As of the date hereof (and before taking into account the transactions contemplated by this Agreement) the authorized capital stock of the Company consists of 350,000,000 shares of Ordinary Shares, par value 1- 1/9 pence, and 2,000,000 shares of Preferred Stock, par value 2 pence (“Preferred Stock”) of which 188,508,804 Ordinary Shares and zero shares of Preferred Stock are issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. Except as disclosed herein or in the SEC Documents (as defined in Section 6(f)), no Ordinary Shares are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. As of the date of this Agreement, there are outstanding options to purchase an aggregate of 12,269,194 Ordinary Shares at exercise process ranging from $0.100 to $1.622 under the Company’s employee share option plans (such options expire on dates ranging from October 2006 to June 2016) and warrants to purchase an aggregate of 6,175,104 Ordinary Shares at an exercise price of $0.11 per share (such warrants expire on July 21, 2010) and warrants to purchase an aggregate of 411,692 Ordinary Shares at an exercise price of $0.610 per share (such warrants expire on July 21, 2010) and warrants to purchase an aggregate of 250,000 Ordinary Shares at an exercise price of $0.095 per share (such warrants expire on December 19, 2010) and warrants to purchase an aggregate of 4,750,000 Ordinary Shares at an exercise price of $0.095 per share (such warrants expire on April 19, 2011). Except as disclosed herein or in the SEC Documents, as of the date of this Agreement, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, (ii) there are no outstanding debt securities and (iii) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the Securities Act and (iv) there are no outstanding registration statements and there are no outstanding comment letters from the SEC or any other regulatory agency. The Company has furnished to the undersigned true and correct copies of the Company’s Articles of Incorporation, as amended and as in effect on the date hereof (the “Articles of Association”), and the terms of all securities convertible into or exercisable for Ordinary Shares and the material rights of the holders thereof in respect thereto other than stock options issued to employees and consultants.

(d)  Issuance of Securities. The Securities are duly authorized and, upon issuance in accordance with the terms hereof, shall be duly issued, fully paid and nonassessable, are free from all taxes, liens and charges with respect to the issue thereof. The Warrant Shares issuable upon exercise of the Warrants have been duly authorized and reserved for issuance. Upon exercise in accordance with the Warrants the Warrant Shares will be duly issued, fully paid and nonassessable.

(e)  No Conflicts. Except as disclosed in the SEC Documents, the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Association or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected. Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or By-laws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries. The business of the Company and its subsidiaries is not being conducted, and shall not be conducted in violation of any material law, ordinance, or regulation of any governmental entity. The Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof. The Company and its subsidiaries are unaware of any facts or circumstance, which might give rise to any of the foregoing.

(f)  SEC Documents: Financial Statements. Since January 1, 2003, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and all registration statements required under the Securities Act (all of the foregoing filed prior to the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”). The Company has delivered to the undersigned or their representatives, or made available through the SEC’s website at http://www.sec.gov., true and complete copies of the SEC Documents. As of their respective dates, the financial statements of the Company disclosed in the SEC Documents (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such Financial Statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and, fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the undersigned which is not included in the SEC Documents, including, without limitation, information referred to in this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act.

(g)  10(b)-5. As of their respective dates, the SEC Documents did not include any untrue statements of material fact, nor did they omit to state any material fact required to be stated therein necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

7. Delivery of Certificates; Transfer Agent Instructions. The Company will hold in escrow, as described herein, either certificates or ADRs evidencing the Shares without any restrictive legends affixed thereon (except to the extent that any such restrictive legends may be required by The Bank of New York or any successor depositary of the Company’s ADR facility). The certificates or ADRs will be issued in the name of the undersigned and will be held in escrow by the Company during the Restricted Period. Upon the expiration of the Restricted Period, the Company will deliver the certificates representing the Shares or the ADRs to the undersigned.

8. Costs and Expenses Incident to the Purchase. The Company shall bear all costs and expenses incident to the issuance, sale and delivery of the Shares, including, but not limited to, all legal fees; the preparation, printing and delivery of shares certificates; and any cost and expense in connection with the conversion of any of the Shares into ADRs. The Company shall not be obligated to pay any commissions to any third parties or the undersigned in connection with the issuance of the Shares pursuant to this Agreement except as otherwise expressly agreed in writing by the Company.

9. Indemnification.

(a) The undersigned acknowledges that it understands the meaning and legal consequences of the representations and warranties contained herein, and hereby agrees to indemnify and hold harmless the Company, the Company's officers and directors, and their respective agents, employees and affiliates, from and against any and all losses, claims, damages or liabilities, including reasonable solicitors’ or attorneys’ fees, due to or arising out of a breach of any representation(s) or warranty(s) or covenants of the undersigned contained in this Agreement.

(b) The Company acknowledges that it understands the meaning and legal consequences of the representations and warranties contained herein, and hereby agrees to indemnify and hold harmless the undersigned, the officers and directors of the undersigned, and their respective agents, employees and affiliates, from and against any and all losses, claims, damages or liabilities, including reasonable solicitors’ or attorneys’ fees, due to or arising out of a breach of any representation(s) or warranty(s) or covenants of the Company contained in this Agreement.

10. Further Assurances. The undersigned hereby agrees to execute or sign any and all other documents and/or take any and all such further actions as the Company may reasonably request or require in connection with the transactions contemplated by this Agreement.

11. No Waiver. Notwithstanding any of the representations, warranties, acknowledgments or agreements made herein by the undersigned, the undersigned does not thereby or in any other manner waive any rights granted to it under U.S. federal or state securities laws, the laws of England and Wales or any other jurisdiction.

12. Revocation. The undersigned acknowledges and agrees that its subscription for the Shares made by the execution and delivery of this Agreement by the undersigned is irrevocable.

13. Registration.

(a)   Subject to the terms and conditions of this Agreement, in the event the Company does not deliver certificates or ADRs evidencing (i) the Shares without any restrictive legends upon the expiration of the Restricted Period as set forth in Section 7 of this Agreement, or (ii) the Warrant Shares without any restrictive legends upon the expiration of the Restricted Period as set forth in Section 2 of the Warrant, the Company shall prepare and file, no later than seventy five (75) days from the date hereof (the “Filing Deadline”), with the SEC a registration statement on Form F-3 under the Securities Act (the “Registration Statement”) for the resale by the undersigned of the Shares and the Warrant Shares (the “Registrable Securities”). Prior to the filing of the Registration Statement with the SEC, the Company shall furnish a copy of the Registration Statement to the undersigned for its review and comment. The undersigned shall furnish comments on the Registration Statement to the Company within twenty-four (24) hours of the receipt thereof from the Company. Notwithstanding any other provision hereof, any reduction in the number of Ordinary Shares registered for resale under the Registration Statement as a result of comments received in writing from the SEC with respect to the Initial Registration Statement shall not constitute a breach or default by the Company under this Agreement or any other agreement between the undersigned and the Company.

(b)   The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the SEC no later than forty five (45) days after the date on which it is filed with SEC (the “Scheduled Effective Deadline”).

(c)   The Company shall keep the Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date on which the undersigned shall have sold all the Registrable Securities covered by such Registration Statement or (ii) the date that all of the Registrable Securities may be freely traded without registration under the Securities Act (the “Registration Period”), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(d)   The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement or as provided herein.

(e) All expenses incurred in connection with registrations, filings or qualifications pursuant to Section 13, including, without limitation, all registration, listing and qualifications fees, printers, legal and accounting fees shall be paid by the Company.

(f) Until the earlier of (i) the date as of which the undersigned may sell all of the Registrable Securities without restriction under the Securities Act, or (ii) the date on which the undersigned shall have sold all of the Registrable Securities, the Company shall file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act and the regulations of the SEC thereunder, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would otherwise permit such termination.

14. Miscellaneous.

(a) All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the undersigned at its address set forth below and to Futuremedia Public Limited Company at Nile House, Nile Street, Brighton BN1 1HW, Attention: Andrew Haire.

(b) Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and shall be governed by the laws of England and Wales.

(c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

(d) This Agreement shall be binding upon the legal representatives, successors and assigns of all parties hereto.

(e) All terms used herein shall be deemed to include the masculine and the Feminine and the singular and the plural as the context requires.

(f) The representations and warranties of the Company and the undersigned contained herein and the agreements and covenants set forth herein, shall survive for a period of two (2) years from the date hereof.

[Signature Page to Follow]

SIGNATURE PAGE

EXECUTED this 24th day of October, 2006

Number of Securities subscribed for:

20,000,000 Shares at $0.15 per Share; and

Warrants to purchase 80,000,000 Shares at an exercise price of $0.025 per Share.

Aggregate Purchase Price:   $3,000,000.00

NATIONAL AIR CARGO, MIDDLE EAST, FZE

By:/s/ Jacob Matthew
            Jacob Matthew
            Country Director

Address:
P.O. Box 54429, W101, West Wing Dubai
Airport Free Zone
Dubai U.A.E.

Check Appropriate Space:
_________/ Individual Ownership
_________/ Joint Tenants with Right of Survivorship
_________/ Tenants in Common
         X         / Other: United Arab Emirates Company

ACCEPTANCE

APPROVED AND ACCEPTED in accordance with the terms of this Agreement on October 24, 2006.

FUTUREMEDIA PLC

By: /s/ Leonard M. Fertig
Name:
Title:

Exhibit 3
WARRANT

NEITHER THIS WARRANT NOR THE SECURITIES REPRESENTED BY THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE SECURITIES LAWS AND THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF ANY US PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. WITHOUT LIMITING THE FOREGOING, THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION IS NOT REQUIRED THEREUNDER, AND OTHERWISE IN COMPLIANCE WITH ALL OTHER APPLICABLE SECURITIES LAWS.

FUTUREMEDIA PLC

Warrant To Purchase Ordinary Shares

Warrant No.:	Number of Shares: 80,000,000

Date of Issuance: October 24, 2006

Futuremedia PLC, an English corporation (the “Company”), hereby certifies that, for Ten United States Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, NATIONAL AIR CARGO, MIDDLE EAST, FZE (“Investor”), the registered holder hereof or its permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Warrant, at any time or times after the Issuance Date, but not after 11:59 P.M. Eastern Time on the Expiration Date (as defined herein) Eighty Million (80,000,000) fully paid and nonassessable shares of Ordinary Shares (as defined herein) of the Company (the “Warrant Shares”) at the exercise price per share provided in Section 1(b) below or as subsequently adjusted; provided, however, that in no event shall the holder be entitled to exercise this Warrant for a number of Warrant Shares in excess of that number of Warrant Shares which, upon giving effect to such exercise, would cause the aggregate number of shares of Ordinary Shares beneficially owned by the holder and its affiliates to exceed 9.99% of the outstanding shares of the Ordinary Shares following such exercise. The provisions of this Section may be waived by the Investor upon not less than 65 days prior notice to the Company. For purposes of the foregoing proviso, the aggregate number of shares of Ordinary Shares beneficially owned by the holder and its affiliates shall include the number of shares of Ordinary Shares issuable upon exercise of this Warrant with respect to which the determination of such proviso is being made, but shall exclude shares of Ordinary Shares which would be issuable upon (i) exercise of the remaining, unexercised Warrants beneficially owned by the holder and its affiliates and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by the holder and its affiliates (including, without limitation, any convertible notes or preferred stock) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding shares of Ordinary Shares a holder may rely on the number of outstanding shares of Ordinary Shares as reflected in (1) the Company’s most recent Form 20-F or Form 6-K as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or its transfer agent setting forth the number of shares of Ordinary Shares outstanding. Upon the written request of any holder, the Company shall promptly, but in no event later than two Business Days following the receipt of such notice, confirm in writing to any such holder the number of shares of Ordinary Shares then outstanding. In any case, the number of outstanding shares of Ordinary Shares shall be determined after giving effect to the exercise of Warrants (as defined below) by such holder and its affiliates since the date as of which such number of outstanding shares of Ordinary Shares was reported.

For the avoidance of doubt, neither the Investor nor any other holder of this Warrant shall be permitted to vote any Ordinary Shares received by way of conversion of this Warrant at any such general meeting.

Section 1.

(a) This Warrant is the Ordinary Shares purchase warrant (the “Warrant”) issued pursuant to the Securities Purchase Agreement dated the date hereof by and between the Company and Investor.

(b) Definitions. The following words and terms as used in this Warrant shall have the following meanings. All other defined terms used but not otherwise defined herein shall have the meanings provided in the Securities Purchase Agreement.

(i) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York or London, U.K. are authorized or required by law to remain closed.

(ii) “Closing Bid Price” means the closing bid price of Ordinary Shares as quoted on the Principal Market (as reported by Bloomberg Financial Markets (“Bloomberg”).

(iii) “Ordinary Shares” means (i) the Company’s shares of Ordinary Shares (as evidenced by American Depositary Shares, as evidenced by American Depositary Receipts by selling shareholders and (ii) any capital stock into which such Ordinary Shares shall have been changed or any capital stock resulting from a reclassification of such Ordinary Shares.

(iv) “Expiration Date” means the date one (1) year from the Issuance Date of this Warrant or, if such date falls on a Saturday, Sunday or other day on which banks are required or authorized to be closed in the City of New York or the State of New York or in London, U.K. or on which trading does not take place on the Principal Exchange or automated quotation system on which the Ordinary Shares are traded (a “Holiday”), the next date that is not a Holiday.

(v) “Issuance Date” means the date hereof.

(vi) “Options” means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

(vii) “Other Securities” means (i) those options and warrants of the Company issued prior to, and outstanding on, the Issuance Date of this Warrant, (ii) the shares of Ordinary Shares issuable on exercise of such options and warrants, provided such options and warrants are not amended after the Issuance Date of this Warrant and (iii) the shares of Ordinary Shares issuable upon exercise of this Warrant.

(viii) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(ix) “Principal Market” means the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, NASDAQ-CM, whichever is at the time the principal trading exchange or market for such security, or the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg or, if no bid or sale information is reported for such security by Bloomberg, then the average of the bid prices of each of the market makers for such security as reported in the “pink sheets” by the National Quotation Bureau, Inc.

(x) “Securities Act” means the Securities Act of 1933, as amended.

(xi) “Securities Purchase Agreement” means that certain Securities Purchase Agreement (or Subscription Agreement, as the case may be) dated of even date herewith between the Company and Investor.

(xii) “Warrant” means this Warrant and all Warrants issued in exchange, transfer or replacement thereof.

(xiii) “Warrant Exercise Price” shall be $0.025 or as subsequently adjusted as provided in Section 8 hereof.

(xiv) “Warrant Shares” means the shares of Ordinary Shares issuable at any time upon exercise of this Warrant.

(c) Other Definitional Provisions.

(i) Except as otherwise specified herein, all references herein (A) to the Company shall be deemed to include the Company’s successors and (B) to any applicable law defined or referred to herein shall be deemed references to such applicable law as the same may have been or may be amended or supplemented from time to time.

(ii) When used in this Warrant, the words “herein”, “hereof”, and “hereunder” and words of similar import, shall refer to this Warrant as a whole and not to any provision of this Warrant, and the words “Section”, “Schedule”, and “Exhibit” shall refer to Sections of, and Schedules and Exhibits to, this Warrant unless otherwise specified.

(iii) Whenever the context so requires, the neuter gender includes the masculine or feminine, and the singular number includes the plural, and vice versa.

Section 2. Exercise of Warrant. Subject to the terms and conditions hereof (including without limitation Section 2(c) below), this Warrant may be exercised by the holder hereof then registered on the books of the Company, pro rata as hereinafter provided, at any time on any Business Day on or after the opening of business on such Business Day, commencing with the first day after the date hereof, and prior to 11:59 P.M. Eastern Time on the Expiration Date, by (i) delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto (the “Exercise Notice”), of such holder’s election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased, (ii) payment to the Company of an amount equal to the Warrant Exercise Price(s) applicable to the Warrant Shares being purchased, multiplied by the number of Warrant Shares (at the applicable Warrant Exercise Price) as to which this Warrant is being exercised (plus any applicable issue or transfer taxes) (the “Aggregate Exercise Price”) in cash or wire transfer of immediately available funds and (iii) the surrender of this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) to a common carrier for overnight delivery to the Company as soon as practicable following such date. In the event of any exercise of the rights represented by this Warrant in compliance with this Section 2(a), the Company shall on the fifth (5th) Business Day following the date of receipt of the Exercise Notice, the Aggregate Exercise Price and this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) and the receipt of the representations of the holder specified in Section 6 hereof, if requested by the Company (the “Exercise Delivery Documents”), and if the Ordinary Shares are DTC eligible credit such aggregate number of shares of Ordinary Shares to which the holder shall be entitled to the holder’s or its designee’s balance account with The Depository Trust Company; provided, however, if the holder who submitted the Exercise Notice requested physical delivery of any or all of the Warrant Shares, or, if the Ordinary Shares are not DTC eligible then the Company shall, on or before the fifth (5th) Business Day following receipt of the Exercise Delivery Documents, issue and surrender to a common carrier for prompt delivery to the address specified in the Exercise Notice, a certificate, registered in the name of the holder, for the number of shares of Ordinary Shares to which the holder shall be entitled pursuant to such request. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (ii) above the holder of this Warrant shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised. In the case of a dispute as to the determination of the Warrant Exercise Price, the Closing Bid Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the holder the number of Warrant Shares that is not disputed and shall submit the disputed determinations or arithmetic calculations to the holder via facsimile within two Business Days of receipt of the holder’s Exercise Notice. If the holder and the Company are unable to agree upon the determination of the Warrant Exercise Price or arithmetic calculation of the Warrant Shares within one (1) Business Day of such disputed determination or arithmetic calculation being submitted to the holder, then the Company shall immediately submit via facsimile (i) the disputed determination of the Warrant Exercise Price or the Closing Bid Price to an independent, reputable investment banking firm or (ii) the disputed arithmetic calculation of the Warrant Shares to its independent, outside accountant. The Company shall cause the investment banking firm or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the holder of the results no later than two Business Days from the time it receives the disputed determinations or calculations. Such investment banking firm’s or accountant’s determination or calculation, as the case may be, shall be deemed conclusive absent manifest error.

(a) Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than five (5) Business Days after any exercise and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant exercised, less the number of Warrant Shares with respect to which such Warrant is exercised.

(b) No fractional Warrant Shares are to be issued upon any pro rata exercise of this Warrant, but rather the number of Warrant Shares issued upon such exercise of this Warrant shall be rounded up or down to the nearest whole number.

(c) Notwithstanding any other provision of this Warrant, to insure compliance with the applicable provisions of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “Securities Act”), the holder of this Warrant agrees and acknowledges as follows:

(i) If and to the extent that this Warrant is exercised prior to the 41st day following the Issuance Date (the “Restricted Period”), the holder of this Warrant agrees that the certificates or ADRs evidencing any Warrant Shares will be held in escrow by the Company for the balance of the Restricted Period (or that the Company may otherwise delay issuance thereof for such period of time). The holder agrees not to sell, grant options over, transfer, charge, pledge, hypothecate or otherwise dispose of the Warrant Shares during the Restricted Period. The undersigned further agrees not to engage in any hedging transactions or short sales with respect to the Warrant Shares during the Restricted Period; and

(ii) The holder of this Warrant upon exercise of all or a portion hereof shall be required to delivery to the Company (A) written certification that it is not a US person (as defined in Regulation S) and this Warrant is not being exercised on behalf of a US person or (B) a written opinion of counsel to the effect that this Warrant and the Warrant Shares have been registered under the Securities Act or are exempt from registration thereunder; and

(iii) This Warrant may not be exercised within the United States and no Warrant Shares may be delivered within the United States upon exercise of this Warrant other than in offerings deemed to meet the definition of an “offshore transaction” within the meaning of Regulation S or unless registered under the Securities Act or an exemption from such registration is available, and the holder of this Warrant agrees to provide such written confirmations as the Company may reasonably request in connection with any exercise of this Warrant to insure compliance with this sub-section (iii).

Section 3. Covenants as to Ordinary Shares. The Company hereby covenants and agrees as follows:

(a) This Warrant is, and any Warrants issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

(b) All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

(c) During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved at least one hundred percent (100%) of the number of shares of Ordinary Shares needed to provide for the exercise of the rights then represented by this Warrant and the par value of said shares will at all times be less than or equal to the applicable Warrant Exercise Price. If at any time the Company does not have a sufficient number of shares of Ordinary Shares authorized and available, then the Company shall call a special meeting of its stockholders within sixty (60) days of that time for the sole purpose of increasing the number of authorized shares of Ordinary Shares.

(d) The Company shall list on each national securities exchange or automated quotation system, as the case may be, and shall maintain such listing of, any shares of capital stock of the Company issuable upon the exercise of this Warrant if and so long as any shares of the same class shall be listed on such national securities exchange or automated quotation system.

(e) The Company will not, by amendment of its Articles of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against dilution or other impairment, consistent with the tenor and purpose of this Warrant. The Company will not increase the par value of any shares of Ordinary Shares receivable upon the exercise of this Warrant above the Warrant Exercise Price then in effect, and will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Ordinary Shares upon the exercise of this Warrant.

(f) This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company’s assets.

Section 4. Taxes. The Company shall pay any and all taxes, except any applicable withholding, which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

Section 5. Warrant Holder Not Deemed a Stockholder. Except as otherwise specifically provided herein, no holder, as such, of this Warrant shall be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Warrant Shares which he or she is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 5, the Company will provide the holder of this Warrant with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

Section 6. Representations of Holder. The holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Warrant Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, the holder does not agree to hold this Warrant or any of the Warrant Shares for any minimum or other specific term and reserves the right to dispose of this Warrant and the Warrant Shares at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act. The holder of this Warrant further represents, by acceptance hereof, that, as of this date, such holder is an “accredited investor” as such term is defined in Rule 501(a)(1) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act (an “Accredited Investor”). Upon exercise of this Warrant the holder shall, if requested by the Company, confirm in writing, in a form satisfactory to the Company, that the Warrant Shares so purchased are being acquired solely for the holder’s own account and not as a nominee for any other party, for investment, and not with a view toward distribution or resale and that such holder is an Accredited Investor. If such holder cannot make such representations because they would be factually incorrect, it shall be a condition to such holder’s exercise of this Warrant that the Company receive such other representations as the Company considers reasonably necessary to assure the Company that the issuance of its securities upon exercise of this Warrant shall not violate any United States or state securities laws.

Section 7. Ownership and Transfer.

(a) The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

Section 8. Adjustment of Warrant Exercise Price and Number of Shares. The Warrant Exercise Price and the number of shares of Ordinary Shares issuable upon exercise of this Warrant shall be adjusted from time to time as follows:

(a) Reserved.

(b) Reserved.

(c) Reserved.

(d) Adjustment of Warrant Exercise Price upon Subdivision or Combination of Ordinary Shares. If the Company at any time after the date of issuance of this Warrant subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Ordinary Shares into a greater number of shares, any Warrant Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of Ordinary Shares obtainable upon exercise of this Warrant will be proportionately increased. If the Company at any time after the date of issuance of this Warrant combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Ordinary Shares into a smaller number of shares, any Warrant Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant will be proportionately decreased. Any adjustment under this Section 8(d) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(e) Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement or other similar transaction) (a “Distribution”), at any time after the issuance of this Warrant, then, in each such case:

(i) any Warrant Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Ordinary Shares entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Warrant Exercise Price by a fraction of which (A) the numerator shall be the Closing Bid Price of the Ordinary Shares on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company’s Board of Directors) applicable to one Ordinary Share, and (B) the denominator shall be the Closing Bid Price of the Ordinary Shares on the trading day immediately preceding such record date; and

(ii) either (A) the number of Warrant Shares obtainable upon exercise of this Warrant shall be increased to a number of shares equal to the number of shares of Ordinary Shares obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Ordinary Shares entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding clause (i), or (B) in the event that the Distribution is of Ordinary Shares of a company whose Ordinary Shares are traded on a national securities exchange or a national automated quotation system, then the holder of this Warrant shall receive an additional warrant to purchase Ordinary Shares, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the amount of the assets that would have been payable to the holder of this Warrant pursuant to the Distribution had the holder exercised this Warrant immediately prior to such record date and with an exercise price equal to the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding clause (i).

(f) Certain Events. If any event occurs of the type contemplated by the provisions of this Section 8 but not expressly provided for by such provisions, then the Company’s Board of Directors will make an appropriate adjustment in the Warrant Exercise Price and the number of shares of Ordinary Shares obtainable upon exercise of this Warrant so as to protect the rights of the holders of the Warrants; provided, except as set forth in section 8(d),that no such adjustment pursuant to this Section 8(f) will increase the Warrant Exercise Price or decrease the number of shares of Ordinary Shares obtainable as otherwise determined pursuant to this Section 8.

(g) Notices.

(i) Immediately upon any adjustment of the Warrant Exercise Price, the Company will give written notice thereof to the holder of this Warrant, setting forth in reasonable detail, and certifying, the calculation of such adjustment.

(ii) The Company will give written notice to the holder of this Warrant at least ten (10) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any pro rata subscription offer to holders of Ordinary Shares or (C) for determining rights to vote with respect to any Organic Change (as defined below), dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

(iii) The Company will also give written notice to the holder of this Warrant at least ten (10) days prior to the date on which any Organic Change, dissolution or liquidation will take place.

Section 9. Purchase Rights; Reorganization, Reclassification, Consolidation, Merger or Sale.

(a) In addition to any adjustments pursuant to Section 8 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the “Purchase Rights”), then the holder of this Warrant will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Ordinary Shares acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights.

(b) Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company’s assets to another Person or other transaction in each case which is effected in such a way that holders of Ordinary Shares are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Ordinary Shares are referred to herein as an “Organic Change.” Prior to the consummation of any (i) sale of all or substantially all of the Company’s assets to an acquiring Person or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the “Acquiring Entity”) a written agreement to deliver to each holder of Warrants in exchange for such Warrants, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Warrant and satisfactory to the holders of the Warrants (including an adjusted warrant exercise price equal to the value for the Ordinary Shares reflected by the terms of such consolidation, merger or sale, and exercisable for a corresponding number of shares of Ordinary Shares acquirable and receivable upon exercise of the Warrants without regard to any limitations on exercise, if the value so reflected is less than any Warrant Exercise Price immediately prior to such consolidation, merger or sale). Prior to the consummation of any other Organic Change, the Company shall make appropriate provision to insure that each of the holders of the Warrants will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the Warrant Shares immediately theretofore issuable and receivable upon the exercise of such holder’s Warrants (without regard to any limitations on exercise), such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Warrant Shares which would have been issuable and receivable upon the exercise of such holder’s Warrant as of the date of such Organic Change (without taking into account any limitations or restrictions on the exercisability of this Warrant).

Section 10. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall promptly, on receipt of an indemnification undertaking (or, in the case of a mutilated Warrant, the Warrant), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

Section 11. Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of receipt is received by the sending party transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) two Business Days after deposit with an internationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to Investor:	National Air Cargo, Middle East, FZE P.O. Box 54429, W101, West Wing Dubai Airport Free Zone Dubai U.A.E.
Attention: Jacob Matthew, Country Director
Telephone: 971-4-2997707
Facsimile: 971-4-2997710

With Copy to:	Gallagher, Briody & Butler
155 Village Boulevard, 2nd Floor
Princeton, New Jersey 08540
USA
Attention: Thomas P. Gallagher, Esq.
Telephone: 609-452-6000
Facsimile: 609-452-0090

If to the Company, to:	Futuremedia PLC
Nile House, Nile Street
Brighton, East Sussex BN1 1HW, United Kingdom
Attention: Leonard M. Fertig, CEO
Telephone: +44 1273 829700
Facsimile: + 44 1273 829702

With a copy to:	Brown Rudnick
8 Clifford Street
London, W1S 2LQ
Attention: Mark A. Dorff
Telephone: +44 20 7851 6005
Facsimile: +44 20 7861 6100

If to a holder of this Warrant, to it at the address and facsimile number set forth on Exhibit C hereto, with copies to such holder’s representatives as set forth on Exhibit C, or at such other address and facsimile as shall be delivered to the Company upon the issuance or transfer of this Warrant. Each party shall provide five days’ prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, facsimile, waiver or other communication, (or (B) provided by an internationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

Section 12. Date. The date of this Warrant is set forth on page 1 hereof. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date.

Section 13. Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of Warrants representing at least two-thirds of the Warrant Shares issuable upon exercise of the Warrants then outstanding; provided that, except for Section 8(d), no such action may increase the Warrant Exercise Price or decrease the number of shares or class of stock obtainable upon exercise of any Warrant without the written consent of the holder of such Warrant.

Section 14. Descriptive Headings; Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. This Warrant shall be governed by the laws of England and Wales. Each party hereby irrevocably submits to the exclusive jurisdiction of the English courts for the adjudication of any dispute hereunder or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

Section 15. Waiver of Jury Trial. AS A MATERIAL INDUCEMENT FOR EACH PARTY HERETO TO ENTER INTO THIS WARRANT, THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS WARRANT AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.

Section 16. Neither Investor nor any of its affiliates have (directly or indirectly) an open short position in the ADSs or Ordinary Shares of the Company on the date hereof, and Investor agrees that it shall not, and that it will cause its affiliates not to, directly or indirectly, engage in any short sales of or hedging transactions with respect to any securities of the Company as long as this Warrant shall remain outstanding.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be signed as of the date first set forth above.

FUTUREMEDIA PLC

By: /s/ Leonard Fertig
Name: Leonard Fertig
Title: CEO

EXHIBIT A TO WARRANT

EXERCISE NOTICE

TO BE EXECUTED
BY THE REGISTERED HOLDER TO EXERCISE THIS WARRANT

FUTUREMEDIA PLC

The undersigned holder hereby exercises the right to purchase ______________ of the shares of Ordinary Shares (“Warrant Shares”) of Futuremedia PLC, a corporation organized and existing under the laws of England and Wales (the “Company”), evidenced by the attached Warrant (the “Warrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Warrant Exercise Price. The Holder intends that payment of the Warrant Exercise Price shall be made on a Cash Basis with respect to ______________ Warrant Shares.

2. Payment of Warrant Exercise Price. The holder shall pay the sum of $______________ to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to the holder _________ Warrant Shares in accordance with the terms of the Warrant.

Date: _______________ __, ______

Name of Registered Holder

By:
Name:
Title:

EXHIBIT B TO WARRANT

FORM OF WARRANT POWER

FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to ________________, Federal Identification No. __________, a warrant to purchase ____________ shares of the capital stock of Futuremedia PLC, a corporation organized and existing under the laws of England and Wales, represented by warrant certificate no. _____, standing in the name of the undersigned on the books of said corporation. The undersigned does hereby irrevocably constitute and appoint ______________, attorney to transfer the warrants of said corporation, with full power of substitution in the premises.

Dated:__________________________________	______________________________________

By:___________________________________
Name:_________________________________
Title:__________________________________

B-1

Exhibit 4

Cornell Capital Partners, LP
101 Hudson Street, Suite 3700
Jersey City, NJ 07302

October 24, 2006

Futuremedia PLC
Nile House
Nile Street
Brighton BN1 1HW
Attention: Leonard M. Fertig, CEO

Dear Mr. Fertig:

Reference is made to an offer (the “Offer”) of Ordinary Shares, 1-1/9 pence per share (the “Shares”) of Futuremedia PLC (the “Company”) together with warrants (the “Warrants”) to purchase additional Shares by the Company in accordance with the terms of the subscription agreement attached hereto as Exhibit A. Cornell Capital Partners, LP (“Cornell”) hereby consents to the Company’s issuance of all the Shares and the warrants pursuant to the Offer. In connection with Cornell’s consent, the Company hereby agrees to repay at least $553,514 of outstanding principal and accrued interest under certain outstanding obligations of the Company owed to Cornell on the date hereof.

Cornell shall waive any redemption premiums which may apply to the repayments specified above if they are made in accordance with this letter, but such waiver shall not effect Cornell’s rights to collect any applicable redemption premiums in the future.

Except as expressly set forth above, all of the terms and conditions of all agreements between the Company and Cornell shall continue in full force and effect, and shall not be in any way changed, modified or superseded. This written consent of Cornell shall be a one-time consent for the specific issuance is connection with the Offer described herein and shall not be deemed consent to any future issuances. The Company acknowledges and confirms that a breach by the Company of its agreements under this agreement shall constitute and event of default on all other agreements between the Company and Cornell.

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Please indicate your agreement to the foregoing by signing below where indicated.

Sincerely,

CORNELL CAPITAL PARTNERS, LP

By: Yorkville Advisors, LLC
Its: General Partner

By: /s/ Mark Angelo
Name: Mark Angelo
Its: President and Portfolio Manager

Acknowledged and Agreed on October 24, 2006:

FUTUREMEDIA PLC

By: /s/ Leonard M. Fertig
Name: Leonard M. Fertig
Title:   Chief Executive Officer

EXHIBIT A

SUBSCRIPTION AGREEMENT